ANNUAL STATEMENT OF COMPLIANCE

SACO I Trust 2006-5

2006

The undersigned, an authorized officer of LaSalle Bank National Association (“LBNA”), hereby certifies as follows:

1. I have made, or caused to be made under my supervision, a review of the master servicing activities of LBNA during the preceding calendar year ending 2006, and its performance under the Pooling and Servicing Agreement dated April 1, 2006 (the “Agreement”) for SACO I Trust, Series 2006-5.

2. To the best of my knowledge, based on such review, LBNA has, without exception, fulfilled all of its obligations under the Agreement in all material respects throughout the preceding calendar year ending 2006.

In witness whereof, I the undersigned have executed this Annual Statement of Compliance on this 7th day of March, 2007.

LaSalle Bank National Association, as Master Servicer

By: /s/ Andrew Leszczynski

Name: Andrew Leszczynski
Title: First Vice President